VIA EDGAR
January 20, 2006
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Noven Pharmaceuticals, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 File No. 0-17254
Dear Mr. Rosenberg:
     We have received your letter dated December 14, 2005 regarding your review of Noven Pharmaceutical Inc.’s Form 10-K for Fiscal Year Ended December 31, 2004 and previously sent you a letter dated December 28, 2005 indicating our intention to respond to your letter by Friday, January 20, 2006. Included in Noven’s Form 10-K are the financial statements of our unconsolidated joint venture, Vivelle Ventures LLC, and some of your comments relate to that entity’s financial statements. We have forwarded the applicable questions to Novartis Pharmaceuticals Corporation, who is responsible for the accounting for the joint venture, and will be incorporating their responses in our correspondence. Due to this extra level of review by two companies and two independent registered public accounting firms, the review process has taken longer than originally anticipated to adequately respond to your comments. Therefore, and as confirmed by telephone with Mr. Kevin Woody, we have revised our expected submission date to Friday, January 27, 2006.
     If you have any questions or concerns regarding this matter, please do not hesitate to contact me at (305) 964-3308.
Very truly yours,
/s/ Diane M. Barrett

Diane M. Barrett
Vice President and Chief Financial Officer

Cc:	Mr. Kevin Woody, Branch Chief, U.S. Securities and Exchange Commission Novartis Pharmaceuticals Corporation